Sistain Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sistain Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 12, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,446	7,089
Inventory	21,397	30,501
Total Current Assets	52,843	37,589
TOTAL ASSETS	52,843	37,589
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,439	9,883
Total Current Liabilities	2,439	9,883
Long-term Liabilities		
Notes Payable - Related Party	84,500	138,000
Accrued Interest - Related Party	14,999	6,048
Future Equity Obligations	130,000	-
Total Long-Term Liabilities	229,499	144,048
TOTAL LIABILITIES	231,938	153,931
EQUITY		
Member's Equity	(179,095)	(116,341)
Total Equity	(179,095)	(116,341)
TOTAL LIABILITIES AND EQUITY	52,843	37,589

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	-	-	(51,384)	(51,384)
Capital Distributions	(4,544)	-	-	(4,544)
Net Income (Loss)	-	-	(60,413)	(60,413)
Ending Balance 12/31/2021	(4,544)	-	(111,797)	(116,341)
Capital Contributions	1,000	-	-	1,000
Net Income (Loss)	-	-	(63,753)	(63,753)
Ending Balance 12/31/2022	(3,544)	-	(175,550)	(179,094)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	52,579	27,626
Cost of Revenue	49,438	39,559
Gross Profit	3,141	(11,933)
Operating Expenses		
Advertising and Marketing	11,223	34,467
General and Administrative	47,472	19,592
Total Operating Expenses	58,695	54,059
Operating Income (loss)	(55,555)	(65,993)
Other Income		
Other	753	11,627
Total Other Income	753	11,627
Other Expense		
Interest Expense - Related Party	8,951	6,048
Total Other Expense	8,951	6,048
Earnings Before Income Taxes	(63,753)	(60,413)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(63,753)	(60,413)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(63,753)	(60,413)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(7,443)	8,634
Inventory	9,104	(30,501)
Accrued Interest - Related Party	8,951	6,048
Other	-	(4)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,612	(15,823)
Net Cash provided by (used in) Operating Activities	(53,141)	(76,236)
FINANCING ACTIVITIES		
Proceeds/(Repayments) from/(of) Related Party Notes	(53,500)	83,000
Proceeds/(Distributions) from Member's Equity	1,000	(4,544)
Proceeds from the Issuance of Future Equity Obligations	130,000	-
Net Cash provided by (used in) Financing Activities	77,500	78,456
Cash at the beginning of period	7,089	4,869
Net Cash increase (decrease) for period	24,358	2,220
Cash at end of period	31,446	7,089

Sistain Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sistain Inc. ("the Company") was originally formed as Sistain LLC in Ohio on May 21st, 2020. The Company transitioned to a Colorado LLC in September of 2022 and then to a Delaware C corporation, named Sistain Inc., on September 18th, 2023. The Company plans to earn revenue selling wholesale inventory and dropship products on it's marketplace. The Company's headquarters is now in Denver, Colorado. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had an inventory balance of $21,397 as of December 31st, 2022. The Company uses a third party logistics company to track software. The Company values its inventory using the weighted average cost method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company amounts resulting in a balance of $84,500 as of December 31st, 2022. The loan accrues interest at 6% and is due in 2025. The Company accrued interest of $14,999 as of December 31st, 2022, related to this loan. See Note 7 – Subsequent Events Disclosure for details of increase in loaned amount.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $6.5M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	$84,500
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit wholly owned by one member. See Note 7 – Subsequent Events disclosure for details of incorporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 12, 2023, the date these financial statements were available to be issued.

The Company transitioned to a Delaware C corporation under the name Sistain Inc. on September 18, 2023. The new corporation is authorized to issue 1,000,000 common shares at a par value of $0.0001 per share. 500,000 common shares were issued to the founder.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $35,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $6.5M.

The related party loan disclosed in Note 3 – Related Party Transactions increased from $84,500 to $191,500.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.